Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915 www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES APPOINTMENT OF CHAIRMAN

Vancouver, Canada, March 27, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that current board member and Chief Executive Officer Bob Rieder has been elected as Chairman of the Company’s Board of Directors.

"I am very excited to assume the role of Chairman of the Board, while continuing in my role as CEO,” stated Mr. Rieder. “This is a very exciting time in our development as a firm, and I look forward to working with my colleagues and fellow board members as we execute on our business strategy."

Mr. Rieder joined Cardiome in 1998 as President and Chief Executive Officer, and has led Cardiome through a period of extraordinary growth. Prior to joining Cardiome, Mr. Rieder was Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp, and has served as a director for multiple public and private technology companies. Mr. Rieder received his MBA from the University of Western Ontario.

Mr. Rieder’s appointment follows the previously announced retirement of Dr. Mark C. Rogers as Chairman of Cardiome. It is the intention of the Board of Directors to appoint a Lead Independent Director in due course.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.